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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q    [   ] Form 10-D    [   ] Form N-SAR Form N-CSR
For Period Ended: September 30, 2006.

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
    [   ] Transition Report on Form N-SAR
    [   ] Transition Report on Form N-CSR
                                                             [   ] For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIPS Technologies, Inc.
_________________________________________________________________
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

1225 Charleston Road
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
_________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company announced on August 30, 2006 that following a company-initiated voluntary review of historical stock-based compensation practices and related potential accounting impact, its board of directors had formed a special committee, consisting of independent directors (the “special committee”), to review the Company’s historical option grant practices and the Company’s accounting for its option grants. The special committee retained independent outside legal counsel to assist it in its review. The Company has not filed its Annual Report on Form 10-K for the year ended June 30, 2006, pending the completion of the special committee’s investigation and, similarly, is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006. The Company plans to file the Annual Report and Quarterly Report on Form 10-Q for the period ended September 30, 2006 as soon as practicable after the investigation is completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mervin S. Kato	(650)	567-5000
______________________________________________________	____________________	___________________________
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

Annual Report on Form 10-K for the year ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 25, 2006, the Company filed a Current Report on Form 8-K under Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit stating that although the investigation by the special committee remains ongoing, the special committee has reached a determination that different measurement dates should have been used for computing compensation costs for certain historic stock option grants than those used in the preparation of the Company’s historical financial statements. The special committee has not yet completed its investigation to allow for the final determination of the proper measurement dates, and, therefore, the Company has not determined the amount of additional compensation expenses that will be recorded. Nonetheless, the Company has determined that its historical financial statements included in reports that it has previously filed with the Securities and Exchange Commission (“SEC”) will need to be restated. As such, the Company believes that it is not able to address changes between its results of operation for the period ended September 30, 2006 relative to those of a prior period. On October 25, 2006, the Company did file a Current Report on Form 8-K that provided revenue information for the quarters ended September 30, 2006 and 2005.

MIPS Technologies, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006       By /s/ MERVIN S. KATO
                                                          Mervin S. Kato
                                                          Vice President and Chief Financial Officer